UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

Oddfellows House,

19 Newport Road,

Cardiff, CF24 0AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-233901) and Form F-1 (File No. 333-240984).

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of November 2020, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press release, dated November 24, 2020 entitled “MTX110 Phase I Trial Results in DIPG and Preclinical Efficacy Data in Glioblastoma presented at 2020 Annual SNO Conference”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: November 24, 2020	By:	/s/ Stephen Stamp
Stephen Stamp Chief Executive Officer, Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release, dated November 24, 2020 entitled “MTX110 Phase I Trial Results in DIPG and Preclinical Efficacy Data in Glioblastoma presented at 2020 Annual SNO Conference”